Ceasing Control of Credit Suisse Trust Global Small Cap
Portfolio

As of December 31, 2007, Kemper Investors Life Insurance
Company ("Shareholder") owned 1,725,835.960 shares of the Fund, which represented 27.97% of the Fund. As of June 30,
2008, Shareholder owned 1,269,097.986 shares of the Fund.
Accordingly, Shareholder has ceased to be a controlling person of the Fund.